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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                SCHEDULE 14D-9*
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            SQUARE INDUSTRIES, INC.
                           (Name of Subject Company)

                            SQUARE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    8522351
                     (CUSIP Number of Class of Securities)

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                                 LOWELL HARWOOD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            SQUARE INDUSTRIES, INC.
                               921 BERGEN AVENUE
                         JERSEY CITY, NEW JERSEY 07306
                                 (201) 798-0090
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                             ---------------------

                                   COPIES TO:

       DANIEL R. KAPLAN, ESQ.                   LEO SILVERSTEIN, ESQ.
PROSKAUER ROSE GOETZ & MENDELSOHN LLP     BROCK, FENSTERSTOCK, SILVERSTEIN,
            1585 BROADWAY                       MCAULIFFE & WADE, LLC
      NEW YORK, NEW YORK 10036                  153 EAST 53RD STREET
           (212) 969-3200                     NEW YORK, NEW YORK 10022
                                                   (212) 371-2000

                             ---------------------
* This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for 100% of the outstanding shares of common stock of Square Industries, Inc. by a wholly-owned subsidiary of Central Parking Corporation.
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Square Industries, Inc., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 921 Bergen Avenue, Jersey City, New Jersey 07306. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by Central Parking
System -- Empire State, Inc., a New York corporation ("Purchaser"), an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 13, 1996 (the "Schedule 14D-1"), to acquire all of the outstanding Shares, at a price of $28.50 per Share net to the seller in cash promptly following the completion of the Offer, without interest thereon with an additional $2.50 per Share to be deposited by Parent and held in escrow as contingent consideration for distribution in whole or in part to either shareholders of the Company or Parent based upon resolution of certain matters and subject to adjustment pursuant to the Escrow Agreement (as defined in Item
3) (the "Offer Contingent Consideration") (the $28.50 and the Offer Contingent Consideration, collectively the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 1996, as amended or supplemented (the "Offer to Purchase"), and the related letter of transmittal (which together with the Offer to Purchase constitute the "Offer" and are contained within the Schedule 14D-1).

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 6, 1996 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
Exhibit 1 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 2-7 and 11-12 of the Company's Proxy Statement, dated July 17, 1996, for its 1996 Annual Meeting of Shareholders (the "1996 Proxy Statement") in the section entitled "ELECTION OF DIRECTORS" in the section "EXECUTIVE COMPENSATION" under the following subheadings: "Compensation Committee Interlocks and Insider Participation," "Report of the Compensation Committee on Executive Compensation," "Summary Compensation Table," and "Stock Options," in the section entitled "CERTAIN TRANSACTIONS" and in the section entitled "PROPOSAL TO AMEND THE 1992 STOCK OPTION PLAN." Pages 2-7 and 11-12 of the 1996 Proxy Statement are filed as Exhibit 2 hereto and are incorporated herein by reference.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which has been filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable, but in any event within five business days of the date of the initial public announcement of the Merger Agreement. The obligation of Purchaser to commence the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in the Merger Agreement. Purchaser and Parent have agreed that without the prior written consent of the Company no change in the Offer may be made which (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration to be paid in the Offer, or
(iii) modifies the conditions to the Offer or imposes conditions to the Offer in addition to those set forth in the Merger Agreement. Purchaser and Parent have agreed the Offer shall expire 21 business days after it is commenced and shall not be extended without the prior written consent of the Company; provided Parent may extend the Offer one time for no more than 10 days and only if at least 80% of all of the outstanding Shares have been tendered prior to such extension.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the New York Business Corporation Law ("NYBCL"), at the effective time of the Merger (the "Effective Time") Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Company will cease, and the Company will continue as the Surviving Corporation and an indirect wholly-owned subsidiary of Parent. Upon consummation of the Merger, each issued and outstanding Share (other than (i) any Shares held in the treasury of the Company and Shares owned by Parent or any direct or indirect subsidiary of Parent or the Company (which shall be canceled at the Effective
Time), and (ii) Shares as to which the holder thereof shall have validly exercised such holder's appraisal rights, if any, under Section 910 of the NYBCL), without interest, will be converted into the right to receive an amount net in cash equal to $28.50 per Share and an additional $2.50 per Share to be deposited by Parent and held in escrow as contingent consideration for distribution, in whole or in part, to either the shareholders of the Company or Parent based upon the resolution of certain matters, subject to adjustment pursuant to the Escrow Agreement (the "Merger Contingent Consideration" and together with the Offer Contingent Consideration and the Option Contingent Consideration (as defined below), the "Contingent Consideration") (the $28.50 and the Merger Contingent Consideration, the "Merger Consideration").

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Certificate of Incorporation and Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as provided therein and in the NYBCL.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company, acting through the Board, will, subject to its fiduciary duties under applicable law based on an opinion of outside legal counsel, if all or any portion of the Merger Agreement or the transactions contemplated thereby require approval by the shareholders of the Company, duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting").

     Proxy Statement. The Merger Agreement provides that, if shareholder approval of the Merger is required, the Company will, as soon as practicable, file with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders' Meeting and will cause the Proxy Statement to be mailed to shareholders of the Company at the earliest practicable time. The Company has also agreed, subject to its fiduciary duties under applicable law based on an opinion of outside legal counsel, to include in the Proxy Statement the recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby. To the extent permitted by applicable law, Parent and Purchaser have each agreed to vote all shares beneficially owned by them in favor of the Merger.

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     Conduct of Business.  Pursuant to the Merger Agreement, the Company has
agreed, among other things, that the Company will use its commercially reasonable efforts to preserve the business organization of the Company intact and to maintain its existing relations with its suppliers, customers, employees and business associates. In addition, the Company will conduct its business only in the ordinary and usual course. During the period from the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement, the Company has also agreed that, except as required under or permitted by the Merger Agreement or as disclosed in the Disclosure Schedule or Annexes to the Merger Agreement, or as otherwise consented to in writing by Parent, each of the Company and its subsidiaries will not, among other things:
(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Shares, split, combine or reclassify the outstanding Shares; (B) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or any warrants, options, calls, commitments or rights of any kind to acquire any shares of its capital stock of any class other than shares issued pursuant to exercise of warrants or options outstanding as of the date of the Merger Agreement under the Stock Option Plan; (C) amend its certificate of incorporation, bylaws or other organizational documents; (D) settle or compromise any material debt, encumbrance, claims or litigation in excess of $100,000 in the aggregate or, except in the ordinary and usual course of business, modify, amend or terminate any of its contracts or waive, release or assign any material rights or claims; (E) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business and as provided in the Merger Agreement; (F) acquire directly or indirectly by redemption or otherwise any shares of capital stock of the Company; (G) enter into, amend or terminate any lease of real property other than in the ordinary course of business and as provided in the Merger Agreement;
(H) except in the ordinary course of business and as provided in the Merger Agreement, authorize capital expenditures in excess of $100,000 or make any significant acquisition of, or investment in, assets or stock of any other person or entity; (I) except in the ordinary and usual course of business and as provided in the Merger Agreement, (i) grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company other than pursuant to contractual obligations existing on the date of the Merger Agreement, or except as set forth in the Merger Agreement, or (ii) establish, adopt, enter into, make any new grants or awards under or amend, any bonus, profit sharing, thrift, savings, compensation, stock purchase, stock bonus, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, collective bargaining, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees; (J) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to the Parent, except in the ordinary and usual course of business, and shall maintain insurance upon all of its properties and operations in such amounts and of such kinds comparable to that in effect on the date of the Merger Agreement on such properties and with respect to such operations; (K) in any material respect fail to (i) maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years,
(ii) comply with all contractual and other obligations of the Company and its subsidiaries, and (iii) comply with all applicable laws to which it is subject; or (L) authorize or enter into an agreement to do any of the foregoing.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence and including current directors serving as officers of the Company), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times the Company will cause persons designated by Purchaser to constitute the same percentage of (i) each committee of the Board (some of the members of which may be required to be independent under applicable

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law), (ii) each board of directors of each subsidiary of the Company, and (iii)
each committee of each such board, in each case only to the extent permitted by applicable law, as Purchaser's designees are of the Board of Directors of the Company.

     Section 14(f) of the Exchange Act requires the Company to mail to its stockholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Schedule I hereto and is incorporated herein by reference.

     Amendment and Waiver. Subject to certain restrictions, the Merger Agreement may be amended by the mutual agreement of the parties thereto, by action taken or authorized by their respective Boards of Directors, prior to the Effective Time, provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which by law requires further approval by such shareholders without such further approval; provided further, however, that after the completion of the Offer and the purchase of the Shares thereunder by Parent or Purchaser, this Agreement will not be amended by the Company without the approval of a majority of the persons who are directors of the Company on the date of the Merger Agreement; and provided further, however, that certain provisions in the Merger Agreement governing indemnification of the Company's officers and directors and certain employment matters may not be amended subsequent to the Effective Time.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company shall afford to Parent and to the officers, employees, agents and other authorized representatives of Parent access during normal business hours throughout the period prior to the Effective Time to its properties, books, contracts and records, and shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent or its representatives may reasonably request. Parent and Purchaser have agreed to keep such information confidential in accordance with the agreement, dated as of July 10, 1996, between the Company and Parent (the "Confidentiality Agreement").

     No Solicitation of Transactions. The Merger Agreement provides that neither the Company nor any of the officers and directors of the Company shall, and the Company shall direct and use its reasonable best efforts to cause the employees, agents and representatives of the Company or any subsidiary (including, without limitation, any investment banker, attorney or accountant retained by the Company) not to, initiate, solicit or encourage, directly or indirectly, any proposal or offer to acquire all or any substantial part of the business and properties of the Company and the Subsidiaries or any capital stock of the Company and the Subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof; provided, however, that the Company may respond to certain unsolicited requests for information and participate in negotiations with such parties as required by its fiduciary obligations under applicable state law or the exercise of its duties under Rule 14e-2 under the Exchange Act, subject to the terms and conditions described in the Merger Agreement. The Merger Agreement requires that the Company immediately cease and cause to be terminated any solicitation, initiation, encouragement, activity, discussion or negotiation existing as of the date of the Merger Agreement with any parties concerning an acquisition proposal. The Company has also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person or entity with respect thereto, is made. Subject to the Board's fiduciary duties, the Company has further agreed not to enter into any definitive agreement with any other person or entity unless it has delivered to Parent, at least two business days prior to execution by the Company, a copy of the definitive agreement and Parent shall have failed, within such two day period, to amend the terms of the Merger Agreement so that the Merger would be, in the good faith determination of the Board, at least as favorable to the Company's shareholders from a financial point of view as the proposed acquisition.

     Agreement to Support the Transaction. The Company has agreed to cause certain of its affiliates to (i) tender in the Offer all issued and outstanding shares owned (or as to which such affiliates have the power of disposition) by such affiliates which in the aggregate consist of 650,540 shares and to exercise and tender in the Offer or "cash-out" all options and warrants held by such affiliates which in the aggregate currently consist

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of options and warrants to acquire 387,500 shares as provided in the Merger
Agreement and (ii) enter into an agreement to support the transaction (the "Agreement to Support the Transaction") (the Agreement to Support Transaction was executed by the affiliates on December 6, 1996). The Company has agreed to cause (i) Lowell and Sanford Harwood to enter into the Non-Competition Agreements attached as exhibits to the Merger Agreement, (ii) Brett Harwood to enter into the Employment Agreement attached as an exhibit to the Merger Agreement, (iii) each of Lowell Harwood and Sanford Harwood to enter into a Consulting Agreement with terms agreed upon by the parties, and (iv) Leslie Harwood Ehrlich to enter into a Non-Competition Agreement similar to the agreements referred to in clause (i) above, but with a one (1) year term. The Company has also agreed to cause the non-union manager level and above employees granted severance payments as disclosed in the Merger Agreement to enter into Non-Competition Agreements equal to the duration of the severance granted.

     Treatment of Stock Options. Promptly after the closing of the Offer, each holder of a then outstanding option or warrant to purchase Shares, will, upon the consent of each such holder thereof, (whether such options or warrants are immediately exercisable or not) in settlement thereof, (a) receive a cash payment from the Company in an amount equal to the product of (i) the difference between the Offer Price less the Option Contingent Consideration and the per share exercise price of such options or warrants (the "Option Consideration") and (ii) the total number of shares which the holder of such option or warrant is entitled to purchase under such option or warrant such option or warrant, as provided above (the "Option Shares") and (b) there shall be deposited by Parent $2.50 per Option Share to be held in escrow as contingent consideration for distribution to optionholders and warrantholders of the Company or to be disbursed in whole or in part to Parent subject to adjustment pursuant to the Escrow Agreement (the "Option Contingent Consideration").

     Escrow. The Merger Agreement provides that a portion of the Offer Price and the Merger Consideration, including the Option Consideration, equal to approximately $4.4 million in the aggregate shall be deposited by Parent and held in escrow as Contingent Consideration for the shareholders, optionholders and warrantholders of the Company by the Escrow Agent in compliance with the terms and conditions of the Escrow Agreement and subject to adjustment as provided in the Escrow Agreement. The escrowed funds are subject to and held solely for the purpose of providing for the following contingencies:

          (a) Wooster Property. $1.99 per Share of the Offer Price, Merger Consideration and Option Consideration (as the case may be) shall be held in escrow by the Escrow Agent as described in the Escrow Agreement.

          (b) Occupancy Tax Escrow. $.51 per Share of the Offer Price, Merger Consideration and Option Consideration (as the case may be) shall be held in escrow by the Escrow Agent as described in the Escrow Agreement.

     The interests of the shareholders, optionholders and warrantholders with respect to the Escrowed Funds shall be represented in all matters by the escrow committee (the "Escrow Committee").

     Loan Arrangements. The Merger Agreement provides that promptly after the purchase by Purchaser of the Shares upon the expiration of the Offer, Purchaser shall (i) either repay or refinance the obligations of the Company and its Subsidiaries pursuant to the Credit Agreement among National Westminster Bank USA (Fleet Bank), the Company and 808 Square Corp. dated July 5, 1988 as amended to date (the "Natwest Debt"), and (ii) simultaneously therewith repay in full certain loans made to the Company by Lowell and Sanford Harwood in June, 1995 in the original principal amount of $500,000, plus interest.

     Indemnification and Insurance. The Merger Agreement provides that, for a period of six years from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each present and former officer, director or employee of the Company from and against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with, the approval of indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company, pertaining to any matter existing or occurring at or prior to the Effective Time, including liabilities arising as a

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

result of the Merger Agreement and the transactions contemplated thereby, to the fullest extent permitted under the NYBCL and the Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law. The Merger Agreement provides that for a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims or matters existing or occurring before the Effective Time; provided, that Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

     Employee Benefits. The Merger Agreement provides that Parent will cause the Surviving Corporation and its Subsidiaries, immediately after the Effective Time, to honor the employment agreements, arrangements and programs between the Company or its subsidiaries and their respective employees in accordance with their terms as in effect on the date of the Merger Agreement (collectively, the "Employee Arrangements"), to the same extent that the Company and its subsidiaries would be required to perform them in the event that the Merger were not consummated. The Merger Agreement provides that for a period of one year following the Effective Time, Parent shall cause the Surviving Corporation to provide the garage manager employees and other employees senior thereto of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements whose benefits shall be governed by the collective bargaining agreements in accordance with their terms as in effect on the date of the Merger Agreement) who are not covered by spousal insurance arrangements with retirement, pension, medical insurance, life insurance and other similar benefits following the Effective Time which are, in the aggregate, substantially comparable to such benefits under the plans and arrangements maintained for its employees by the Parent as of the date of the Merger Agreement, provided the Surviving Corporation is not required to continue the employment of the Company's employees beyond that required by any applicable existing employment agreement. Parent further agreed to cause the Surviving Corporation to honor, comply with and perform all obligations of the Company and the subsidiaries under certain severance arrangements as set forth in the Merger Agreement for a period of one year following the Effective Time.

     Further Action. The Merger Agreement provides that, subject to its terms and conditions, Parent and the Company will make promptly its respective filing, and thereafter make any other required submissions under the HSR Act and all other required regulatory approvals and authorizations with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"), and except as contemplated by the Merger Agreement, each of the parties to the Merger Agreement will use its commercially reasonable best efforts to take or cause to be done, all other things necessary or advisable to consummate and make effective as promptly as practicable the Transactions, to obtain in a timely manner all necessary waivers, consents, and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under the Merger Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals and franchises of either Purchaser or the Company.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, regulatory approvals, litigation, employee benefit plans, labor matters, leases and contracts, intellectual property, environmental matters, brokers and taxes.

     Conditions to the Merger. The respective obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time: (i) if required by applicable law, the Merger Agreement and the Merger will have been approved by two-thirds of the outstanding Shares of the Company at the Shareholders' Meeting; (ii) any applicable waiting period under the HSR Act will have expired or be terminated; (iii) there shall not be threatened, instituted or pending any action, proceeding or other application before any court or governmental authority or other regulatory or

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

administrative agency or commission, by any government or governmental authority or by any other person, which challenges or seeks to restrain or prohibit consummation of the Offer and the Merger, or which seeks to impose any material restriction on the Parent or the Company in connection with consummation of the Merger, and no court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on the Parent or the Company in connection with consummation of the Merger; and (iv) the Offer shall have been made and Purchaser shall have purchased, or caused to be purchased, Shares pursuant to the Offer.

     The obligation of the Company to effect the Merger is also subject to the conditions that (i) each of Parent and Purchaser shall have performed in all material respects all material obligations and complied with all material covenants and conditions required by the Merger Agreement to be performed or complied by it at or prior to the Effective Time, and (ii) the representations and warranties of the Parent and Purchaser contained in the Merger Agreement shall be true at the Effective Time, except for (a) changes contemplated under the Merger Agreement, (b) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (c) where the failure to be true and correct would not have a material adverse effect on the financial condition, properties, business or results of operations of Parent.

     The obligations of Parent and Purchaser to effect the Merger are also subject to the conditions that: (i) the Company shall have performed in all material respects each agreement or covenant to be performed by it at or prior to the Effective Time; (ii) the representations and warranties of the Company contained in the Merger Agreement shall be true at the Effective Time, except for (a) changes contemplated under the Merger Agreement, (b) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (c) where the failure of the representations and warranties to be true and correct in the aggregate would not have a Material Adverse Effect on the Company (Material Adverse Effect as used in the preceding clause shall mean items which in the aggregate would have (1) a recurring annual pre-tax income effect of $400,000 or more or (2) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more); (iii) Parent and Purchaser shall have received evidence that the satisfaction of the Natwest Debt can be accomplished without incurring payment for accrued deferred interest (which evidence has been received as of the date hereof); (iv) all consents, authorizations, orders and approvals of (or filings or registration with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger, the Merger Agreement and the Transactions shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time; and (v) since the date of Merger Agreement, there shall not have occurred a Material Adverse Change with respect to the Company (for purposes of the preceding clause, Material Adverse Change shall mean changes or events which in the aggregate would have (a) a recurring annual pre-tax income effect of $400,000 or more or
(b) a non-recurring income, balance sheet or financial condition effect of $4,000,000 or more).

     Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of the Merger Agreement by the shareholders of the Company: (a) by mutual written consent duly authorized by the respective Boards of Directors of Parent, Purchaser and the Company; (b) by Parent or the Company if (i) any court of competent jurisdiction or other governmental authority or entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or holding that any law applicable to the Merger declares the Merger to be illegal and such order, decree, ruling or other action shall have become final and nonappealable, (ii) the requisite approval of shareholders shall not have been obtained at a meeting duly convened therefor, or (iii) the Effective Time shall not have occurred on or before May 31, 1997, unless the absence of such occurrence is due to the failure of the party seeking to terminate to perform in all material respects any obligation under the Merger Agreement required to be performed by it at or prior to the Effective Time; (c) by Parent following the purchase of the Shares in the Offer, if (i) other than as a direct result of any action or inaction by Parent, the

Company shall have breached in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement to the extent such breach would constitute a Material Adverse Effect as previously defined, (ii) the Board shall fail to make or shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board, upon reasonable request by the Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing or (iii) (a) all of the conditions to the obligations of the Company to effect the Merger shall have been satisfied, and (b) other than as a direct result of any action or inaction by Parent any condition to the obligations of Parent to effect the Merger is not capable of being satisfied prior to May 31, 1997; (d) by the Company, upon approval of the Board, if (i) the Parent or Purchaser shall have breached in any material respect any of their representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) prior to the purchase of Shares in the Offer, the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or if an unsolicited tender or exchange offer for the Shares is commenced, and the Board determines in the reasonable exercise of its duties under applicable law, that such transaction is more favorable from a financial point of view to the shareholders of the Company than the Offer and the Merger and that approval, acceptance or recommendation of such transaction is consistent with the fiduciary obligation of the Board of Directors under applicable law as determined in good faith by the Board of Directors based upon an opinion of outside legal counsel (a "Third Party Acquisition"), (iii) the Offer shall be terminated in accordance with its terms or shall expire without the purchase of any of the Shares pursuant thereto; or (iv) (a) all of the conditions to the obligations of Parent to effect the Merger shall have been satisfied, and (b) any condition to the obligations of the Company to effect the Merger is not capable of being satisfied prior to May 31, 1997.

     Fees and Expenses. Except as set forth below, the Merger Agreement provides that all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

     The Merger Agreement provides for the payment by the Company to Parent of a termination fee in cash of $2,500,000, including all of Parent's expenses and fees, within five business days of the occurrence of any of the following events: (i) if the Merger Agreement is terminated (a) by Parent because the Board shall have failed to make or shall have withdrawn or modified, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board, upon reasonable request by the Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing; (b) by Company if, prior to the purchase of Shares in the Offer, the Board approves a Third Party Acquisition; or (ii) as a result of the failure of certain affiliates of the Company to tender their Shares in the Offer or support the Merger, based upon a claim that such action is required in the exercise of their fiduciary duties, and the purchase of Shares in the Offer or the Merger is not consummated.

EXECUTIVE SEVERANCE PAY PLAN

     In October 1996, the Company adopted the Square Industries, Inc. Executive Severance Pay Plan (the "Severance Plan") for certain executive officers (one of whom is a member of the Harwood family) and one employee with limited executive responsibilities (collectively, the "Participants"). The following summary is qualified in its entirety by reference to the Severance Plan, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. The severance program entitles the Participants to a lump sum severance payment upon the occurrence of any of the following events: (i) termination of employment by an "Employer" without "Cause" within twelve months of the effective date of a Change in Control or (ii) termination of employment by a Participant within thirty days of the occurrence of any "Good Reason" event with regard to such Participant; or (iii) termination of employment by a Participant after six months following the effective date of a Change in Control with the "Control Group" but within twelve months of the effective date of a change in control. The severance will be a lump sum payment equal to the aggregate salary that such Participant would have received for the entire period from the last day of such Participant's employment through the end of the period ended twelve months after the effective date of a Change in Control.

EMPLOYMENT AGREEMENT

     It is a condition to the Offer that the Company deliver, prior to the expiration of the Offer, an executed employment agreement from Brett Harwood in substantially the form included as an exhibit to the Merger Agreement. The following summary of the form of Employment Agreement among Parent, Central Parking System, Inc., a subsidiary of Parent ("Employer"), and Brett Harwood is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is filed herewith as Exhibit 4 and is incorporated herein by reference. Pursuant to the Merger Agreement, the Company will cause Brett Harwood to serve as Executive Vice President of Employer in New Jersey within the New York City metropolitan area for a term of three years from the date it is executed, unless sooner terminated.

     For all services to be rendered by Brett Harwood pursuant to the Employment Agreement, Employer shall pay Brett Harwood a base salary of $200,000 per annum plus incentive compensation ("Incentive Compensation"). As Incentive Compensation, Brett Harwood shall be entitled to (i) 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new leases or 10% of pre-tax operating profit from newly acquired companies, in each case where Brett Harwood was primarily responsible for such lease or acquisition and
(ii) 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new management agreements where Brett Harwood was primarily responsible for securing such management agreement. In addition, Parent has agreed that with respect to the acquisition of any real estate or real estate venture by Employer or any affiliate of Employer including Parent resulting from the efforts of Brett Harwood, Employer shall provide or cause to be provided the opportunity for Brett Harwood or at his direction his immediate family or an entity of which at least 75% of its equity interests is beneficially owned by Brett Harwood and his family to acquire up to a 25% interest in such real estate or real estate venture. For all opportunities generated by Brett Harwood in the form of the acquisition of Employer leasehold interests and the subsequent realization of value above the value of such asset operated as a parking facility, Brett Harwood or Brett Harwood's affiliates will be entitled to participate in realization of such property value maximization. Parent shall lend Brett Harwood up to an aggregate of $10 million at a minimum interest rate of 10% from Employer, with payment terms to be determined by Brett Harwood and Employer to enable Brett Harwood to invest in such real estate or real estate venture described above. In addition, Brett Harwood shall be entitled to receive options, which vest over five years, under Parent's Stock Option Plan to purchase 10,000 shares of Parent's Common Stock on the commencement of employment and the first anniversary thereof.

     If Brett Harwood leaves the employ of Employer during the three-year term of the Employment Agreement, he shall be entitled to his Incentive Compensation for the period during which he was employed, and for up to two and one-half years from the commencement of the operations generating such Incentive Compensation, provided that during such period, Brett Harwood complies with the non-compete provisions of the Employment Agreement (described below) without geographic limitation. If Mr. Harwood is not offered renewal of the Employment Agreement at the end of three years, or is offered such renewal and does not elect to continue his employment, he shall be entitled to receive the Incentive Compensation for five years from the commencement of operations generating such Incentive Compensation, provided that he abides by the non-competition provisions during the payment of Incentive Compensation following termination of his employment.

     Pursuant to the Employment Agreement, Brett Harwood will generally agree to refrain from engaging in the same or similar business as Parent during the term of the Employment Agreement and for a period of one year after the expiration of the term of his employment thereunder (subject to extension in connection with the Incentive Compensation described above), without geographic limitation, and for a period of five years following the expiration of the term of the Employment Agreement with respect to parking locations owned, leased or managed by Parent or Company (subject to certain exclusions provided for in the Employment Agreement).

ESCROW AGREEMENT

     The Company, Parent, First American National Bank (the "Escrow Agent") and Lowell Harwood and Sanford Harwood (such individuals, collectively, the "Escrow Committee") entered into an escrow agreement (the "Escrow Agreement"), a copy of which is filed herewith as Exhibit 5 and incorporated herein by reference. The following summary of the Escrow Agreement is qualified in its entirety by reference to the full text of the Escrow Agreement. Pursuant to the Merger Agreement, the Offer Contingent Consideration, the Merger Contingent Consideration and the Option Contingent Consideration shall be deposited by Parent and held in escrow as contingent consideration for distribution to the shareholders, optionholders and warrantholders of the Company (collectively for purposes of the Escrow Agreement, the "Shareholders") or to be disbursed in whole or in part to the Parent based upon the resolution of certain matters. Pursuant to the Escrow Agreement:

          (a) $1.99 per Share of the Escrowed Funds shall be held by the Escrow Agent for a period of up to twelve months from the Effective Time unless extended (the "Escrow Period") (the "Wooster Escrow") with respect to the Wooster Property. If during the Escrow Period, the Wooster Property is leased under a commercially reasonable lease agreement containing certain terms set forth in the Escrow Agreement, which shall include an annual rental rate of not less than $900,000 (a "Conforming Lease") or the Wooster Property is sold on commercially reasonable terms containing certain terms set forth in the Escrow Agreement which shall include a cash sale price of not less than $9 million before brokerage fees (a "Conforming Sale"), then the entire Wooster Escrow shall be promptly distributed on a pro rata basis to the Shareholders by reason of their contingent rights thereto (based upon the proportions set forth in the Escrow Certificate) upon notice to the Escrow Agent that such lease, executed by the lessee, has been presented to Parent or Surviving Corporation for execution (or a Conforming Sale has been consummated). If a Conforming Lease is being negotiated but has not been executed or a contract for a Conforming Sale executed by the potential purchaser is presented to Parent during the Escrow Period, but such Conforming Lease is not presented or a contract for such Conforming Sale has been executed but has not closed during the Escrow Period, the Escrow Period may be extended for 90 days, in which case a Conforming Lease executed or a Conforming Sale closed during such extension shall qualify as a Conforming Lease or Conforming Sale for purposes of the Wooster Escrow. In the event that a Conforming Lease is not so presented nor a Conforming Sale so executed during the Escrow Period, as may be extended as provided above, Parent shall be entitled to receive the entire Wooster Escrow without any further claim by the Shareholders. In the event that during the Escrow Period the Wooster Property is leased on commercially reasonable terms, but with a rental of less than $900,000 per annum, Parent shall be entitled to receive from the Wooster Escrow a sum in the aggregate equal to ten times the difference between $900,000 and the actual annual rental, up to the maximum amount of the Wooster Escrow and the balance shall be distributed to the Shareholders pro rata based upon the proportions set forth in the Escrow Certificate. In the event that during the Escrow Period, the Wooster Property is sold at a purchase price of less than $9,000,000, payable in cash at the closing of such sale, Parent shall be entitled to receive from the Wooster Escrow a sum in the aggregate equal to the difference between $9,000,000 and the actual sales price, up to the maximum amount of the Wooster Escrow and the balance of the Wooster Escrow, if any, shall be distributed to the Shareholders pro rata. In the event during the Escrow Period the Wooster Property is (i) leased for a sum in excess of $900,000 per year, on commercially reasonable terms, Parent shall pay over to the Escrow Agent an additional sum of five times the difference between $900,000 and the actual annual rental; or (ii) the property is sold for a sum in excess of $9,000,000 payable in cash at closing, Parent shall pay over to the Escrow Agent an additional sum of fifty percent of the difference between $9,000,000 and the actual sales price for distribution to the Shareholders together with the entire Wooster Escrow on a pro rata basis as additional consideration. In the event of any variation of the terms other than the rental rate constituting a Conforming Lease, the parties agreed pursuant to the Escrow Agreement to use their reasonable efforts to negotiate an equitable distribution of the Wooster Escrow.

          (b) $.51 per Share of the Escrowed Funds shall be held in escrow by the Escrow Agent during the Escrow Period (the "Occupancy Tax Escrow"). In the event the total commercial rent occupancy tax liability of the Company or the Surviving Corporation for all tax periods from June 1, 1984 through May 31, 1991, in the aggregate (including all interest, penalties and principal) (the "Occupancy Tax Liability") is less than or equal to $800,000, the entire Occupancy Tax Escrow shall be distributed to the Shareholders on a pro rata basis based upon the proportions set forth in the Escrow Certificate. If the Occupancy Tax Liability is more than $800,000 but less than or equal to $900,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the Shareholders on a pro rata basis based upon the proportions set forth in the Escrow Certificate. If the Occupancy Tax Liability is more than $900,000 but less than or equal to $1,000,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to 110% of the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the Shareholders on a pro rata basis based upon the proportions set forth in the Escrow Certificate. If the Occupancy Tax Liability is more than $1,000,000, the Escrow Agent shall pay to Parent the Occupancy Tax Escrow funds equal to 120% of the difference between the amount of the Occupancy Tax Liability and $800,000, and any remaining Occupancy Tax Escrow funds shall be distributed to the Shareholders on a pro rata basis based upon the proportions set forth in the Escrow Certificate. In the event Parent, Company or Surviving Corporation receives funds from certain lessors or owners of property for payment of the commercial rent occupancy tax required by such lease or management agreement for any tax periods from June 1, 1984 through May 31, 1991, Parent will credit such amounts actually received from such lessors or owners against the Occupancy Tax Liability provided that Parent shall be required to make reasonable commercial efforts to exercise its rights to recover such funds under the terms of the Company's or the Surviving Corporation's agreements with respect thereto. The Escrow Period for the Occupancy Tax Escrow may be extended if the Occupancy Tax Liability is not finally resolved as of twelve months after the Effective Time, provided in no event may the Escrow Period extend beyond three years after the Effective Time. In the event that the Occupancy Tax Liability has not been resolved within such three year period the Escrow will terminate. If at such time there remains an outstanding claim regarding resolution of the Occupancy Tax Liability, such matter will be resolved in accordance with the dispute resolution provisions of the Escrow Agreement.

          The Escrow Agreement provides that the Escrow Agent shall be entitled to reimbursement from the Escrowed Funds for all reasonable expenses paid or incurred by it in connection with its duties, including, but not limited to, reasonably incurred transactional charges, counsel's, advisor's and agent's fees and disbursements. In the event a portion of the Escrowed Funds is distributed to the Parent and a portion is distributed to the Shareholders, the amount to be paid to the Escrow Agent shall be deducted on a pro rata basis from the amounts distributed to the Parent and the Shareholders.

          The Escrow Committee shall have the right to object to or agree to, on behalf of the Shareholders, any proposed resolution of the contingencies described above. In the event that the Escrow Committee and Parent are unable to resolve any matters concerning the contingencies described above, the matter shall be determined by binding arbitration and the Escrow Committee shall represent the interests of the Shareholders of the Company in such arbitration. Because of the contingent nature of the matters comprising the Wooster Escrow and the Occupancy Tax Escrow, it is uncertain whether any Escrowed Funds will ever be distributed to the Shareholders.

     All interest on the Escrowed Funds shall accrue on a pro rata basis to the party receiving such funds.

AGREEMENT TO SUPPORT TRANSACTION

     Parent, Purchaser, Lowell Harwood, Mrs. Lowell Harwood, Sanford Harwood, Brett Harwood, Mrs. Brett Harwood, Brett Harwood as custodian and trustee for his minor children, Leslie Harwood Ehrlich, Craig Harwood, Scott Harwood and Scott Harwood as custodian for his minor children (collectively, the "Significant Shareholders") entered into an Agreement to Support Transaction dated December 6, 1996, a copy of which is filed herewith as Exhibit 6 hereto and is incorporated herein by reference. The following summary is qualified in its entirety by reference to the full text of the Agreement to Support Transaction.

     Pursuant to the Agreement to Support Transaction, the Significant Shareholders have agreed to (i) tender all of their Shares (including any Shares owned by foundations or trusts over which the Significant Shareholder has the power of distribution) in the Offer and to enter into agreements to cash out all of their outstanding options and warrants, (ii) to support the Offer and the Merger, to use their reasonable best efforts to recommend the Offer to the Company's other shareholders and seek approval of the Merger from the other shareholders of the Company, unless the Board shall conclude, in good faith, in compliance with the Merger Agreement, not to recommend, or to withdraw or modify its recommendation of, the Offer or the Merger to the shareholders of the Company in a situation which would permit the termination of the Merger Agreement, (iii) not seek indemnification, contribution, recourse or redress of any kind against the Company in their capacities as shareholders in connection with negotiating and approving the Merger and related transactions and any transaction with the Company in which such person has a direct or indirect conflict of interest, and (iv) to maintain the confidentiality of certain proprietary and confidential information regarding the Company.

CONFIDENTIALITY AND NONCOMPETE AGREEMENTS

     The Company has agreed to cause Lowell Harwood, Sanford Harwood and Leslie Harwood Ehrlich each to enter into a Confidentiality and Noncompete Agreement with Parent and Surviving Corporation on or prior to the expiration of the Offer. Pursuant to the Noncompete Agreement, each of the above shall agree as follows: (i) not to give to any person, firm, association, or governmental agency any confidential information concerning the affairs, business, clients, customers or other relationships of Parent, Company or the Surviving Corporation except as required by law or to use such information for its own purposes or for the benefit of any person or organization other than the Surviving Corporation and to use its best efforts to prevent the disclosure of such information by others, (ii) that for a period of five years (one year for Leslie Harwood Ehrlich) from the closing and within a fifty mile radius of each location from which the Business of the Company is conducted, such person will not directly or indirectly (A) acquire, lease, manage, consult for, serve as agent or subcontractor for, finance, invest in, own any part of or exercise management control over any parking business or business that provides any services competitive with the services provided by the Company; (B) solicit for employment or employ any nonclerical person who at the Effective Time or thereafter became an employee of Parent or Surviving Corporation unless such person has not been employed by Parent or the Surviving Corporation for at least six (6) months; or (C) with respect to any customer, supplier or property owner with whom Parent or the Surviving Corporation contracts in connection with its business, either solicit the same in a manner that could adversely affect Parent or the Surviving Corporation, or make statements to the same that disparage Parent or Surviving Corporation or its operations in any way, and (iii) to furnish such information as may be in its possession and cooperate with Surviving Corporation as may be requested in connection with any claims or legal actions in which the Surviving Corporation is or may become a party. Notwithstanding the foregoing, each person party to a Confidentiality and Noncompete Agreement may: (i) acquire, own and lease real estate used in the Business in the Noncompete Area, provided that Parent is offered the right of first refusal to operate or manage parking located thereon, (ii) broker real estate located in the Noncompete Area, provided that Parent is offered the right of first refusal to manage parking thereon, and (iii) continue to own and lease real estate currently owned or leased within the Noncompete Area, with parking operations, provided that Parent is offered the right of first refusal to operate or manage parking thereon; such right of first refusal being subject in each of the foregoing cases to existing agreements with respect to such parking operations. The foregoing is a summary of the Confidentiality and Noncompete Agreement and is qualified in its entirety by reference to the text of the form of Confidentiality and Noncompete Agreement, a copy of which is filed herewith as Exhibit 7 and is incorporated herein by reference.

CONSULTANCY AGREEMENTS

     It is a condition to the Offer that the Company deliver, prior to the expiration of the Offer an executed Consultancy Agreement from Lowell Harwood, a form of which is filed herewith as Exhibit 8 hereto and incorporated herein by reference. Pursuant to the Consultancy Agreement, Lowell Harwood will advise and consult with Central Parking System, Inc., a subsidiary of Parent in connection with the acquisition, ownership, leasing, operation and/or management of storage and parking facilities in the United States. The Consultancy Agreement will be for a term of one year and provide for the payment of $120,000 payable at the rate of $10,000 per month. In addition, the Consultancy Agreement will provide for the payment of incentive compensation of (i) 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new leases or 10% of pretax operating profit from newly acquired companies, in each case where Lowell Harwood was primarily responsible for such lease or acquisition and (ii) 10% of all Gross Operating Income (NOI less 5% of operating expenses G&A burden) derived from new management agreements where Lowell Harwood was primarily responsible for securing the management agreement. The Consultancy Agreement provides that Lowell Harwood would be offered a seat on the Parent's Board of Directors. The Consultancy Agreement will be subject and subordinate to Lowell Harwood's Confidentiality and Noncompete Agreement.

     It is a condition to the Offer that the Company deliver, prior to the expiration of the Offer an executed Consultancy Agreement from Sanford Harwood, a form of which is filed herewith as Exhibit 9 hereto and incorporated herein by reference. Pursuant to the Consultancy Agreement, Sanford Harwood will advise and consult with Central Parking System, Inc., a subsidiary of Parent, in connection with the acquisition, ownership, leasing, operating and/or management of storage and parking facilities in the United States. The Consultancy Agreement will be for a term of six months and provide for the payment of $60,000 payable at the rate of $10,000 per month. The Consultancy Agreement will be subject and subordinate to Sanford Harwood's Confidentiality and Noncompete Agreement.

CONFIDENTIALITY AGREEMENT

     Parent and the Company entered into the confidentiality agreement, dated July 10, 1996 (the "Confidentiality Agreement"), a copy of which is filed herewith as Exhibit 10 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the Parent agreed, among other things, that Parent would keep confidential certain information (the "Information") furnished to it by the Company and that Parent would use the Information solely for the purpose of evaluating a possible transaction between the parties.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     At a meeting of the Board held on December 6, 1996, the Board, based upon and subject to the terms and conditions set forth in the Merger Agreement, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together are fair to and in the best interests of the Shareholders, approved and adopted the Merger Agreement, the Merger and the Offer; and recommended that the shareholders of the Company accept the Offer and adopt the Merger Agreement and the transactions contemplated thereby.

     A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibit 11 and Exhibit 12, respectively, and are incorporated herein by reference.

  (b) Background Reasons for the Board's Recommendation.

     Background.

     From time to time the Company has considered the desirability or possibility of effecting material acquisitions or effecting sales of the Company or a substantial portion of its operations with such considerations being terminated or abandoned at different stages of development.

     In early May 1996, the Company received an unsolicited oral inquiry from the Chairman of the Board of Parent advising of Parent's interest in effecting a business combination with the Company. The Chairman of the Board of the Company advised in response that the Company was not in a position at such time to respond appropriately to such an inquiry.

     On May 10, 1996, the Company engaged The Blackstone Group L.P. ("Blackstone") to act as its financial advisor and review the Company's financial and strategic alternatives, including possible acquisitions or a sale of the Company. The engagement letter with Blackstone provided that in the event the review by Blackstone resulted in a determination by the Company to initiate a possible sale, Blackstone would assist the Company in analyzing, structuring, negotiating and effecting such sale.

     Immediately thereafter, Blackstone, as part of its advisory services, conducted a review of the Company's operations and financial condition, including a limited inspection of certain of the Company's facilities, interviews with members of management, a review of the Company's financial statements, projections and certain material documents and a review of trends in the parking services industry. The Chairman of the Board, the Assistant Chairman and the President of the Company, after several conversations with Blackstone, determined that Blackstone should investigate the feasibility and potential for effecting a sale transaction at a price which would be fair and attractive to the Company and its shareholders. In furtherance of this goal, Blackstone assisted the Company in preparing an offering memorandum containing detailed information about the Company.

     Blackstone suggested that its efforts be directed to companies which met certain criteria, including those having the financial resources to consummate a transaction and the potential to realize strategic or financial synergies from a transaction. Based on these criteria and other considerations developed in the course of the investigation, representatives of several entities were contacted by Blackstone to determine their interest in effecting such transaction and confidentiality agreements were negotiated and executed, restricting the potential participants from disclosing nonpublic information concerning the Company. Included among the interested parties was Parent, which executed a confidentiality agreement on July 10, 1996, a copy of which is attached as
Exhibit 10. Pursuant to the confidentiality agreements, the potential participants were provided with certain financial and other information regarding the Company and its operations.

     On July 17, 1996, at the Annual Meeting of the Board of the Company, the engagement of Blackstone was ratified by the Board and the Board was advised of the decision to have Blackstone continue to conduct its investigation as to the feasibility and desirability of a sale, including determining the interest of other entities in effecting a transaction with the Company. Following the meeting, members of management met with representatives of Blackstone and analyzed and discussed potential participants in a possible transaction.

     In August 1996, Blackstone invited potential participants, including Parent, to indicate the extent of their interest in effecting such transaction. On August 19, 1996 Parent submitted to the Company an initial indication of interest in the acquisition of the Company at a price of $21.00 per share payable in cash or $24.00 per Share payable in common stock of Parent subject to due diligence and other contingencies. On August 26, 1996, the Board of Directors of the Company was advised by Blackstone of those potential participants who had indicated a preliminary interest as of such date. In early September 1996 management of the Company determined, based on the responses received, to continue to explore a possible sale of the Company and in connection therewith engaged Proskauer Rose Goetz & Mendelsohn LLP, as special transactional counsel.

     During the period from September 10 through October 22, 1996, those potential participants who indicated a serious interest in effecting a transaction with the Company, including Parent, were given the opportunity to conduct their due diligence as to the Company and its financial condition, including meetings with representatives of management of the Company. Shortly thereafter, those who had conducted a due diligence review were asked to submit an acquisition proposal to the Company and comment on a draft of a proposed acquisition agreement prepared by the Company.

     On or about October 23, 1996, offers were submitted by three potential buyers, accompanied by proposed acquisition agreements, including Parent which submitted an all cash offer of $30.00 per share and, alternatively, an all stock offer of $34.00 per share payable in common stock of Parent.

     A Special Meeting of the Board of Directors was held on October 29, 1996 at which the offers were reviewed and the Board authorized management of the Company and Blackstone to commence discussions with the two highest bidders with a view to achieving more favorable terms.

     On November 1 and 4, 1996, management of the Company met separately with representatives of the two highest bidders to discuss the terms and suggested improvements to their respective offers, and at each meeting the bidders were requested to submit final offers by November 8, 1996.

     On November 8, 1996, the bidders submitted revised "final" offers which contained improved terms, including Parent which increased its cash offer to $31.00 per share and its stock offer to $40.00 per share.

     On November 11, 1996, the other bidder contacted the Company to advise that it was withdrawing its "final" offer due to financing and other issues; however, on November 20, 1996 it resubmitted a revised offer with new financing sources indicated and new terms including a revised offer price which was lower than its "final" offer price as previously submitted, but failed to provide a revised agreement which would contain the revised terms as requested by Blackstone. Blackstone was later advised by such other bidder of its determination not to proceed with a transaction.

     During the period from November 15 through December 5, 1996, the Company and Parent negotiated the specific terms and conditions of the Merger Agreement and related exhibits.

     At a Special Meeting of the Board of the Company held on December 6, 1996, the Board of Directors reviewed the proposed transaction including the latest draft of the Merger Agreement. A presentation to the Board was made by Blackstone which included a report of the history and status of negotiations and its evaluation of the Agreement and its terms. Blackstone also provided information as to the market for and market price of the common stock of Parent, including its public float, trading activity and history and related market considerations, and a valuation of the Company. The Board was also advised that in view of the proposed tender offer followed by the Merger for a cash consideration on the terms set forth in the Merger Agreement, Messrs. Lowell, Sanford and Brett Harwood and members of their respective families in their capacities as shareholders would not approve a Merger transaction with the Parent on the terms of the proposed share exchange with a value of $40 per share, based on the foregoing market considerations and the additional risk to which the shareholders would be subjected as a result of the longer period required to effect the sale on those terms. Following such discussions, the Board heard presentations by its legal counsel on the terms and conditions contained in the proposed Merger Agreement, including, the termination provisions as modified through negotiations. Blackstone then delivered its oral opinion to the Board, subsequently confirmed in writing, that as of the date of the meeting, the consideration to be received by the holders of the Company's Shares pursuant to the Merger Agreement is fair to such holders from a financial point of view. After further discussion, the Board unanimously authorized its officers to execute the Merger Agreement on behalf of the Company substantially in the form presented to the Directors and recommended that the shareholders tender their shares in the Offer and approve and adopt the Merger Agreement.

     Reasons for the Transaction; Factors Considered by the Board. In approving the Merger, the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          1. the financial and other terms and conditions of the Offer, the Merger and Merger Agreement;

          2. the presentation of Blackstone at the December 6, 1996 Board of Directors' meeting and the opinion of Blackstone (the "Opinion") to the effect that, as of the date of its Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the shareholders of the Company. The full text of the Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Blackstone, is attached hereto as Exhibit 13 and is incorporated herein by reference. Shareholders are urged to read the Opinion carefully in its entirety;

          3. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or encouraging, directly or indirectly, any proposal or offer to acquire all or a substantial part of the business and properties of the Company and its subsidiaries or any capital stock of the Company and its subsidiaries, whether by merger, purchase of assets, tender offer or otherwise (any such transaction being referred to herein as an "Acquisition Transaction"), permits the Company to furnish information concerning the Company and its business, properties and assets to, or to enter into, maintain or continue discussions and negotiations with, any person or entity that makes an unsolicited inquiry, offer or proposal relating to an Acquisition Transaction after the date of the Merger Agreement, and if such Acquisition Transaction is a tender offer the Board of Directors may take a position with respect to such tender offer, if the Board of Directors, determines in good faith, based upon an opinion of outside counsel, that a failure to furnish the information or participate in the discussions or negotiations could reasonably conflict with the proper discharge of the fiduciary duties of the Company's directors;

          4. the fact that in the event that the Board decided to accept an unsolicited tender offer or exchange offer for the Company's Shares, the Board may terminate the Merger Agreement and pay Parent a termination fee of $2.5 million. The Board, after considering, among other things, the advice of Blackstone, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

          5. the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party;

          6. the possible alternatives to the Offer and the Merger, including, without limitations, continuing to operate the Company as an independent entity and the risks associated therewith;

          7. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

          8. the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company and Blackstone entered into an agreement dated May 10, 1996 (the "Retention Letter") pursuant to which Blackstone was retained as the Company's financial advisor in connection with the Company's review of its financial and strategic alternatives. In the event that the review resulted in a sale of the Company (the "Transaction") Blackstone would assist the Company in analyzing, structuring, negotiating and effecting the Transaction. For its services as financial advisor, the Company agreed to pay Blackstone the following fees: (a) an initial retainer fee of $100,000, payable upon the Company's execution of the Retention Letter, and an additional retainer fee in the event Blackstone continues to provide financial advisory services to the Company after December 31, 1996; plus (b) an additional fee, payable upon the consummation of a Transaction, in an amount equal to $1 million, plus (i) 3% of the consideration paid in connection with the Transaction, on the amount of consideration paid over $50 million and less than $60 million, (ii) 4% of the consideration paid in connection with the Transaction, on the amount of consideration paid over $60 million and less than $70 million, and (iii) 5% of the consideration paid in connection with the Transaction, on the amount of consideration paid over $70 million. The Company has also agreed to reimburse Blackstone for its reasonable out-of-pocket expenses (including the fees and disbursements of its counsel) which shall not exceed $75,000 without the Company's consent and to indemnify Blackstone against certain liabilities and expenses.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than the exercise of options, the transfers by Lowell Harwood on December 3, 1996 of (i) 20,000 shares to The Lowell and Toby Harwood Foundation, (ii) 8,000 shares to The Charitable Remainder Trust of Lowell Harwood for the Benefit of Leslie Harwood Ehrlich, (iii) 8,000 shares to The Charitable Remainder Trust of Lowell Harwood for the Benefit of Craig Harwood, (iv) 8,000 shares to The Charitable Remainder Trust of Lowell Harwood for the Benefit of David Ehrlich, and (v) 8,000 shares to the Charitable Remainder Trust of Lowell Harwood for the Benefit of Laura Sonny Ehrlich, the transfer on December 6, 1996 of 10,000 shares by Sanford Harwood to The Sanford Harwood Charitable Remainder Unitrust, the sale by John Lyon of 100 Shares in the open market in November 1996 and the sale by James Corr of 500 Shares in the open market in December 1996.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares beneficially owned by them. In addition, the Significant Shareholders have entered into the Agreement to Support the Transaction described in Section 3(b) above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or divided policy of the Company.

     (b) Except as described in Item 3(b) and Item 4, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT NO.                                         DOCUMENT
  -----------      -------------------------------------------------------------------------------
  Exhibit 1    --  Agreement and Plan of Merger dated as of December 6, 1996 among Square
                   Industries, Inc., Central Parking Corporation and Central Parking
                   System -- Empire State, Inc.
  Exhibit 2    --  Pages 2-7 and 11-13 of the Company's Proxy Statement dated July 17, 1996.
  Exhibit 3    --  Square Industries, Inc. Executive Severance Pay Plan
  Exhibit 4    --  Form of Employment Agreement between Brett Harwood, Central Parking
                   Corporation, and Central Parking System, Inc.
  Exhibit 5    --  Escrow Agreement dated December 6, 1996 among Square Industries, Inc., Central
                   Parking Corporation, American National Bank and Lowell Harwood and Sanford
                   Harwood.
  Exhibit 6    --  Agreement to Support Transaction dated December 6, 1996 among Central Parking,
                   Central Parking System -- Empire State, Inc., Lowell Harwood, Mrs. Lowell
                   Harwood, Sanford Harwood, Brett Harwood, Mrs. Brett Harwood, Brett Harwood as
                   custodian and trustee for his minor children, Leslie Harwood Ehrlich, Craig
                   Harwood, Scott Harwood and Scott Harwood as custodian for his minor children.
  Exhibit 7    --  Form of Confidentiality and NonCompete Agreement among Lowell Harwood, Sanford
                   Harwood, Leslie Harwood Ehrlich, Central Parking Corporation and Central
                   Parking System -- Empire State, Inc.
  Exhibit 8    --  Form of Consultancy Agreement between Lowell Harwood and Central Parking
                   System, Inc.
  Exhibit 9    --  Form of Consultancy Agreement between Sanford Harwood and Central Parking
                   System, Inc.
  Exhibit 10   --  Confidentiality Agreement dated July 10, 1996 between Square Industries, Inc.
                   and Central Parking Corporation.
  Exhibit 11   --  Letter to Shareholders of Square Industries, Inc. dated December 13, 1996.
  Exhibit 12   --  Press Release issued by Square Industries, Inc. dated December 9, 1996.
  Exhibit 13   --  Opinion, dated December 6, 1996, of The Blackstone Group L.P.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SQUARE INDUSTRIES, INC.

                                          By:      /s/  LOWELL HARWOOD

                                            ------------------------------------
                                                       Lowell Harwood
                                              Chairman of the Board and Chief
                                                      Executive Officer

Dated: December 13, 1996

                                                                      SCHEDULE I

                            SQUARE INDUSTRIES, INC.
                               921 BERGEN AVENUE
                         JERSEY CITY, NEW JERSEY 07306

                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULES 14F-1 THEREUNDER

                             ---------------------

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                           SEND THE COMPANY A PROXY.

                             ---------------------

     This Information Statement, which is being mailed on or about December 13, 1996 to the holders of shares of the common stock, par value $.01 per share (the "Shares") of Square Industries, Inc., a New York corporation (the "Company"), is being furnished in connection with the possible election of persons to the Company's Board of Directors (the "Purchaser's Designees") designated by Central Parking System -- Empire State, Inc., a New York corporation (the "Purchaser"). Such designation is made pursuant to an Agreement and Plan of Merger, dated as of December 6, 1996 (the "Merger Agreement"), by and among the Company, Central Parking Corporation, a Tennessee corporation ("Parent") and Purchaser. Pursuant to the Merger Agreement, Parent caused the Purchaser to commence the offer to purchase all of the outstanding Shares, at a price of $28.50 per Share net to the seller in cash promptly following the completion of the Offer, without interest thereon and an additional $2.50 per Share to be deposited by Parent and held in escrow as contingent consideration for distribution in whole or in part to either shareholders of the Company or Parent based upon resolution of certain matters, subject to adjustment pursuant to the Escrow Agreement (the "Offer"), on December 13, 1996. The Offer is scheduled to expire at 12:00 Midnight, Eastern Standard Time, on January 14, 1997, unless the Offer is extended.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of at least a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to designate such number of directors, rounded up to the next greatest whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares are as accepted for payment pursuant to the Offer, but excluding Shares held by the Company or its affiliates) bears to the number of Shares outstanding. At such times, the Company will also cause (i) each committee of the Board of Directors of the Company, (ii) if requested by Purchaser, the Board of Directors of each of the Company's subsidiaries and (iii) if requested by Purchaser, each committee of such board to include such persons designated by Purchaser constituting the same percentage of each such committee or board as Purchaser's Designees are of the Board of Directors of the Company. The Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's Designees to be elected to the Board of Directors of the Company and shall cause Purchaser's Designees to be so elected.

     It is expected that Purchaser's Designees may assume office at any time following the purchase by Purchaser of at least a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than January 14, 1997, and that, upon assuming office, Purchaser's Designees together with the continuing directors of the Company will thereafter constitute the entire Board of Directors of the Company.

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF PURCHASER'S DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS. HOWEVER, SECTION 14(F) OF THE EXCHANGE ACT REQUIRES THE MAILING TO THE COMPANY'S SHAREHOLDERS OF THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT PRIOR TO A CHANGE IN A MAJORITY OF THE COMPANY'S DIRECTORS.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and Purchaser's Designees has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

GENERAL

     The outstanding voting securities of the Company as of December 6, 1996 consisted of 1,200,856 Shares, each of which is entitled to one vote.

STOCK OWNERSHIP

     The following table sets forth as of December 6, 1996, information concerning the ownership of the Shares by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding Shares, (ii) by each director and executive officer, and (iii) by all directors and executive officers as a group.

                                                                                         PERCENTAGE
                                                                                             OF
                                NAME                                  NUMBER OF SHARES    CLASS(1)
--------------------------------------------------------------------  ----------------   ----------
Lowell Harwood......................................................        681,081(2)      49.5%
Sanford Harwood.....................................................        612,447(3)      46.2
Brett Harwood.......................................................        187,720(4)      14.7
Leslie Harwood Ehrlich..............................................         83,879(5)       7.0
Stephen A. Bansak, Jr...............................................         16,250(6)       1.3
Daniel R. Schein....................................................          7,500(7)      *
Leo Silverstein.....................................................          7,242         *
Dan Jeremitsky......................................................         18,000(9)       1.5
John Hogan..........................................................         18,050(9)       1.5
John Kowal..........................................................          4,000(7)      *
Scott Harwood.......................................................         95,114(10)      7.9
James Corr..........................................................         10,925(11)     *
John Lyon...........................................................          1,600(7)      *
Directors and executive officers as a group.........................      1,106,861(12)     67.5

---------------

  * Less than 1%.

(1) Any shares not outstanding which are issuable upon exercise of options held by an individual named in this table shall be deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned only by such individual, but not other percentages in the table and footnotes thereto.

(2) Includes 208,651 shares beneficially and directly owned by Mr. Sanford Harwood and 10,000 shares owned by a charitable trust of which Sanford Harwood is a trustee, all of which are subject to a Voting Agreement between Mr. Lowell Harwood and Mr. Sanford Harwood (the "Voting Agreement"), 175,000 shares currently issuable upon exercise of an employee stock option and a Common Stock Purchase Warrant held by Mr. Lowell Harwood and 18,634 shares owned by his wife, but excludes 67,759 shares directly owned by his two children, one of whom is a director of the Company.

     Mr. Harwood disclaims beneficial ownership of the shares owned by his wife. Mr. Lowell Harwood's holdings also include an aggregate of 100,000 shares as to which he has granted options to purchase to his children.

(3) Includes 208,796 shares beneficially and directly owned by Mr. Lowell Harwood and 60,000 shares owned by a Foundation and trusts of which Lowell Harwood is a trustee, all of which shares are subject to a Voting Agreement (see note 2) and 125,000 shares currently issuable upon the exercise of an employee stock option and a Common Stock Purchase Warrant, but excludes an aggregate of 95,322 shares directly owned or owned as a custodian or trustee for their respective minor children by his sons, Brett Harwood and Scott Harwood. Mr. Sanford Harwood's holdings also include an aggregate of 100,000 shares as to which he has granted options to purchase to his sons.

(4) Includes 12 shares owned by his wife, 13,000 shares owned as custodian or trustee for his minor children, 80,000 shares issuable upon the exercise of employee stock options and 50,000 shares issuable upon exercise of an option granted to him by his father, Mr. Sanford Harwood. Mr. Brett Harwood disclaims beneficial ownership of the shares owned by his wife.

(5) Includes 50,000 shares currently issuable upon the exercise of a stock option granted to her by her father, Mr. Lowell Harwood.

(6) Includes 7,500 shares currently issuable upon the exercise of a stock option issued under the 1992 Stock Option Plan.

(7) Represents shares issuable upon exercise of a stock option issued under the 1992 Stock Option Plan.

(8) Includes 7,500 shares currently issuable upon the exercise of a stock option issued under the 1992 Stock Option Plan and 242 shares owned by his wife.

(9) Includes 12,000 shares currently issuable upon exercise of stock options issued under the 1992 Stock Option Plan.

(10) Includes 7,500 shares currently issuable upon the exercise of a stock option issued under the 1992 Stock Option Plan and 50,000 shares currently issuable upon the exercise of a stock option granted to him by his father, Mr. Sanford Harwood.

(11) Includes 400 shares currently issuable upon the exercise of a stock option issued under the 1992 Stock Option Plan.

(12) Includes (a) 268,796 shares and 218,651 shares which are directly owned by Lowell Harwood and Sanford Harwood, respectively, or affiliated trusts or foundations and which are included in both their individual holdings in the table above, with respect to which shares they share voting and dispositive power pursuant to a Voting Agreement, and (b) 440,000 shares currently issuable upon exercise of employee stock options and Warrants held by officers and directors.

                        DIRECTOR AND EXECUTIVE OFFICERS

PURCHASER'S DESIGNEES

     Purchaser has informed the Company that Purchaser's Designees shall be the persons set forth in the following table.

     The following table sets forth the name, current business address, citizenship and present occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each of the Purchaser's Designees. Unless otherwise indicated, (i) the current business address of each person is Central Parking Corporation, 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212, (ii) each such person is a citizen of the United States and has held his present position as set forth below for the past five years, and (iii) each occupation set forth below opposite an individual's name refers to employment with Parent.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
                                       POSITIONS HELD DURING THE PAST FIVE YEARS AND BUSINESS
                NAME                                      ADDRESS THEREOF
-------------------------------------  ------------------------------------------------------
Monroe J. Carell, Jr.................  Chief Executive Officer and Chairman of the Board of
                                       Directors of Parent since 1979; trustee of Vanderbilt
                                         University in Nashville, Tennessee, since 1991;
                                         member of the Board of Trust of Urban Land
                                         Institute; member of the Board of Directors of
                                         Vanderbilt University Medical Center.
James H. Bond........................  President, Chief Operating Officer, and a member of the Board of Directors of Parent since October 1990;
                                         with Parent since 1971 in various positions
                                         including regional manager and Senior Vice
                                         President.

CURRENT DIRECTORS

     The following table sets forth certain information with respect to the current directors of the Company as of December 6, 1996.

                 NAME                    AGE                   PRINCIPAL OCCUPATION
---------------------------------------  ---   ----------------------------------------------------
Lowell Harwood.........................  66    Chairman of the Board Directors and Chief Executive
                                                 Officer of the Company
Sanford Harwood........................  71    Assistant Chairman and Secretary of the Company
Brett Harwood..........................  47    President and Chief Operating Officer
Stephen A. Bansak, Jr..................  56    Director
Leslie Harwood Ehrlich.................  37    Director
Daniel R. Schein.......................  55    Director
Leo Silverstein........................  66    Director

     Lowell Harwood has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since the Company's organization.

     Sanford Harwood has been the Assistant Chairman and Secretary of the Company since March 1, 1994. Mr. Harwood was the President and Chief Operating Officer of the Company from its incorporation until March 1, 1994.

     Brett Harwood has been the President and Chief Operating Officer of the Company since March 1, 1994. Mr. Harwood was the Executive Vice President and Secretary of the Company from April 1989 until March 1994.

     Stephen A. Bansak, Jr. is a director of the Company. Mr. Bansak has been an independent financial advisor/consultant for more than the prior five years.

     Leslie Harwood Ehrlich is a director of the Company. Mrs. Harwood Ehrlich has been the Managing Director since 1993 of Newmark & Company Real Estate Inc. and former Vice President of G.W. Michaels, Inc., with which she was associated from 1984 to 1993, both companies engaged in leasing and management of commercial real estate; a partner of Harber, Inc., engaged in real estate investment and management; Co-Chairman of the Economic Development Committee of the Real Estate Board of New York, Inc.; and former Chairman of the Board of Directors of the Young Men's/Women's Real Estate Association of New York, Inc.

     Daniel R. Schein is a director of the Company. Mr. Schein has been an independent consultant for more than the prior five years.

     Leo Silverstein is a director of the Company. Mr. Silverstein is a partner of the law firm of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC, general counsel to the Company, since August 1, 1995 and of Carter, Ledyard & Milburn for more than ten years prior thereto.

MEETINGS AND COMMITTEES

     During the fiscal year ended December 31, 1995 ("Fiscal 1995"), the Board of Directors held four meetings, including those in which matters were adopted by unanimous written consent. All of the meetings were attended by all Directors except one in which one Director was absent. The Board has an Audit Committee and a Stock Option and Compensation Committee. The Board of Directors has no standing nominating committee.

     The Audit Committee consists of Messrs. Schein, Bansak and Silverstein. It held two meetings during Fiscal 1995, at which meetings all members were present. The duties and responsibilities of the Audit Committee include, among other things, review of the Company's financial statements, consideration of the nature and scope of the work to be performed by the Company's independent auditors, discussion of the results of such work, the receipt from such auditors of their letters to management which evaluate (as part of their annual audit of the Company's financial statements) the internal accounting control systems of the Company, and meeting with representatives of management to discuss particular areas of the Company's operations.

     The Stock Option and Compensation Committee, which held one meeting during Fiscal 1995, is comprised of Messrs. Bansak, Schein, Silverstein and Ms. Ehrlich. Its duties include administration of both the Key Employee Incentive Stock Option Plan, as to which no further options may be granted, and the 1992 Stock Option Plan and a review of the Company's executive compensation policy.

DIRECTORS' COMPENSATION

     Directors who are also employees of the Company are excluded from receiving additional compensation for their service on the Board of Directors and its committees. Non-employee Director receive a retainer of $20,000 per annum. In addition, Board members are reimbursed for all expenses incurred for the purpose of attending a meeting, including airfare, mileage, parking, transportation and lodgings. The Company currently maintains directors' and officers' liability insurance policies with a primary limit of five million dollars and an excess limit of ten million dollars.

     The Company's 1992 Stock Option Plan (the "Plan") which relates to 425,000 shares of Common Stock permits the grant of five-year options to non-employee Directors. Mr. Schein holds options to purchase 5,000 shares, granted in August 1992 under the Plan which are exercisable at $3.5625, the market price on the date of grant and options to purchase 2,500 shares granted August 17, 1996 under the Plan which are exercisable at $10.25 per share, the market price on the date of such grant. Messrs. Silverstein and Bansak each hold options to purchase 7,500 shares granted on August 15, 1996, which are exercisable at $10.25 per share, the market price on the date of grant.

EXECUTIVE OFFICERS

     The following table sets forth certain other information with respect to the current executive officers of the Company as of December 6, 1996.

                   NAME                      AGE   PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
-------------------------------------------  ---   -------------------------------------------
Lowell Harwood.............................  66    Chairman of the Board of Directors and
                                                   Chief Executive Officer of the Company
Sanford Harwood............................  71    Assistant Chairman and Secretary of the
                                                     Company
Brett Harwood..............................  47    President and Chief Operating Officer
Dan Jeremitsky.............................  58    Vice President -- Design and Consulting
John Hogan.................................  47    Vice President -- Institutional and
                                                   Management
John Kowal.................................  35    Acting Vice President -- Finance and Chief
                                                     Financial Officer
Scott Harwood..............................        Vice President
John Lyon..................................        Vice President
James Corr.................................        Vice President

     Biographical information for Lowell Harwood, Sanford Harwood and Brett Harwood is set forth above.

     James Corr has been a Vice President of the Company since July 17, 1996. He entered the employ of the Company on May 1993; prior thereto he had been, from late 1991, the Washington, DC area Manager of Parent.

     Scott Harwood has been a Vice President of the Company since July 17, 1996. He has been employed by the Company for more than the prior five years.

     John Hogan has served as Vice President -- Institutional Management since 1980, and the Company's contract administrator for institutions, primarily in the field of hospital parking since 1978.

     Dan Jeremitsky has served as Vice President -- Design and Consulting since 1979.

     John Kowal has served as Vice President -- Finance since 1995 and has held various other positions with the Company for more than the prior ten years,

     John Lyon has been a Vice President of the Company since July 17, 1996. He has been employed by the Company for more than the prior five years.

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee until April 1993, at which time the Stock Option Committee's duties were expanded to review executive compensation policies. The current members of the Stock Option and Compensation Committee are Messrs. Daniel Schein, Stephen A. Bansak, Jr. and Leo Silverstein, and Mrs. Leslie Harwood Ehrlich, four non-employee Directors. Mr. Bansak replaced Mr. Lowell Harwood in June 1995 as a member.

     Mr. Silverstein is a partner in the law firm of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC. The Company has used the services as general counsel of this firm since August 1, 1995 and used until that date the services of Carter, Ledyard & Milburn in which he had been a partner. Fees for legal services performed for the Company during Fiscal 1995 accounted for less than 5% of the revenues of each firm during such period.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     Since the Company's organization and until April 13, 1993 the cash compensation of each of its Chairman of the Board (the Chief Executive Officer) and President (the Chief Operating Officer) had been determined by the Board of Directors, with the cash compensation of the other executive officers determined by the Chairman. Grants of stock options have been determined either by the full Board or the Stock Option Committee. Three of the seven current Directors are officers of the Company--the Chairman, Assistant Chairman and President of the Company. On April 13, 1993, the Board expanded the duties of the Stock Option Committee to provide it with authority to review and make recommendations to the Board as to the compensation in cash or other forms of the Company's executive officers, including those whose compensation had been previously determined by the Chief Executive Officer.

     The executive compensation policy with respect to the Chief Executive Officer, President and Chief Operating Officer and Assistant Chairman, who is also the President of the Company's operating subsidiaries, has been to provide for a base salary which in most instances is not greater, and likely lower, than base salaries paid by other companies of comparable size and capitalization in or out of the parking industry to officers with the same positions and responsibilities and provide for cash bonuses based on the attainment of favorable operating results by the Company. To the knowledge of the Company, there is only one other company engaged solely or principally in parking operations which is publicly-held (only since October 1995).

     Commencing with the fiscal year ended February 28, 1982, the Board adopted a cash bonus program for Mr. Lowell Harwood as the Chairman of the Board and Mr. Sanford Harwood as then President, establishing $300,000 of pre-tax and pre-bonus income as the threshold, with the bonus for Mr. Sanford Harwood to equal 7 1/2% of the excess but not to exceed his base salary and the bonus for Mr. Lowell Harwood to equal 7 1/2% of the first $1,400,000 of the excess and 5% of the balance, if any. On March 1, 1994 Mr. Brett Harwood, who had been Executive Vice President and Secretary for approximately five years, was appointed President and Mr. Sanford Harwood, who had been President, was appointed Assistant Chairman of the Board. Sanford Harwood continued as President of the Company's operating subsidiaries.

     The compensation policy with respect to the Company's other executive officers adopted by the Committee, consistent with the prior policy, is to provide a base salary which the Chairman believes is competitive with those paid by other companies in the parking industry to individuals with similar responsibilities and to provide as further inducements a cash bonus equal to percentages, which vary among such officers, of the Company's operating profits determined quarterly on a cumulative basis for the fiscal year.

     In reviewing the Company's compensation program, the Committee considered a report by the Company's independent auditors, Deloitte & Touche, LLP, as to the compensation of executive officers of other publicly-held corporations of similar size principally engaged in the furnishing of services similar to those provided by the Company.

     The Committee was of the view that the salaries of its executive officers, including those of the Chief Executive and Chief Operations Officers and President whose salaries reflect $25,000 increases authorized in 1994, compare favorably for the Company with executive compensation and benefits paid to executives of other operations of similar scope and size both within and without the parking industry, particularly in view of the substantial improvements achieved during 1995. The improvements include the material increase in net income, the successful extension of the maturity of the Company's principal credit facility on more favorable terms and success in renegotiating certain leases resulting in lower rentals.

     The Committee believes that the Company's stock option program, as it has in the past, should be used as a means to conserve cash in rewarding executives and key employees for good or exceptional performance, the performance of increased responsibilities, improved performance independent of operating results, loyalty and seniority.

                                          The Compensation Committee

                                            Daniel R. Schein, Chairman
                                           Stephen A. Bansak, Jr.
                                           Leslie Harwood Ehrlich
                                           Leo Silverstein

SUMMARY COMPENSATION TABLE

     The following table sets forth for the fiscal year ended December 31, 1995, the ten-month period ended December 31, 1994 and the fiscal year ended February 28, 1994, the compensation for services rendered in all capacities to the Company and subsidiaries by the Chief Executive Officer and the next four most highly compensated executive officers of the Company:

                                                                                      LONG-TERM
                                                ANNUAL COMPENSATION                 COMPENSATION
                                   ----------------------------------------------      AWARDS
                                                               SALARY               -------------
                                                                 (1)       BONUS    STOCK OPTIONS
     NAME AND PRINCIPAL POSITION            PERIOD               ($)        ($)     (# OF SHARES)
    -----------------------------  -------------------------  ---------   -------   -------------
    Lowell Harwood...............  Year Ended 12/31/95          183,420   139,556           --
      Chairman of the Board and    10 months ended 12/31/94     151,913    36,722           --
      Chief Executive Officer      Year ended 2/28/94           161,356        --           --
    Sanford Harwood..............  Year ended 12/31/95          137,312   137,312           --
      Assistant Chairman,          10 months ended 12/31/94     113,687    36,722           --
      Secretary and Director(2)    Year ended 2/28/94           136,500        --           --
    Brett Harwood................  Year ended 12/31/95          174,912     4,580       50,000
      President, Chief Operating   10 months ended 12/31/94     144,681     6,700           --
      Officer and Director(3)      Year ended 2/28/94           153,504    10,967           --
    Dan Jeremitsky...............  Year ended 12/31/95          132,004     4,053       10,000
      Vice President -- Design     10 months ended 12/31/94     104,068    16,943           --
      and Consulting               Year ended 2/28/94           115,440     8,311           --
    John Hogan...................  Year ended 12/31/95          112,245    14,285       10,000
      Vice                         10 months ended 12/31/94      89,884    12,232           --
      President -- Institutional   Year ended 2/28/94            94,640    16,589           --
      and Management

---------------

(1) Includes car allowances, which represent for each of the officers named, less than 1.0% of their salary amounts.
(2) He had been President and Chief Operating Officer until March 1, 1994.
(3) He had been Executive Vice President and Secretary until March 1, 1994.

     The Company paid Directors' fees to each Director who is not an officer or an employee of the Company at the rate of $20,000 per annum. Mr. Schein holds a stock option granted August 19, 1992 to him under the 1992 Stock Option Plan to purchase 5,000 shares of Common Stock at a price of $3.5625, which was the market price on the date of grant.

     The bonuses paid to Messrs. Lowell Harwood and Sanford Harwood are pursuant to an arrangement originally authorized by the Board of Directors in January 1982 and subsequently amended. The bonuses are contingent upon the achievement by the Company for the fiscal year of consolidated income of more than $300,000, before provision for income taxes and accrual of the bonuses for the year and before giving effect to the additional compensation, with the amount for Mr. Sanford Harwood to be 7 1/2% of the excess, but not to exceed his base salary, and for Mr. Lowell Harwood to be 7 1/2% of the first $1,400,000 of the excess and 5% of the balance of the excess. The bonuses paid to the other executive officers were authorized by the Chairman of the Board pursuant to a bonus program under which he established goals and results to be achieved.

STOCK OPTIONS

     The Company's 1992 Stock Option Plan (the "1992 Plan"), provides authority for the grant of options with respect to 425,000 shares of Common Stock to key employees, non-employee Directors and independent consultants during the ten-year period ended August 18, 2002. As of December 31, 1995, there were options outstanding under the 1992 Plan with respect to 393,400 shares. See "Proposal to Amend the 1992 Stock Option Plan" for proposed increase in the number of shares subject to the Plan.

     The following table shows all grants of options to the executive officers of the Company named in the Summary Compensation Table during the 1995 Year. Pursuant to Commission rules, the table also shows the value of the options granted at the end of the option terms (five years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. The table also indicates that if the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted:

                                 INDIVIDUAL GRANTS                                  POTENTIAL REALIZABLE VALUE
    ----------------------------------------------------------------------------                AT
                                                (C)                                  ASSUMED ANNUAL RATES OF
                                             PERCENT OF                              STOCK PRICE APPRECIATION
                                               TOTAL                                     FOR OPTION TERM
                                              OPTIONS        (D)                   ----------------------------
                                    (B)      GRANTED TO    EXERCISE      (E)
                (A)               OPTIONS   EMPLOYEES IN    PRICE     EXPIRATION   (F)       (G)         (H)
                NAME              GRANTED   FISCAL YEAR     ($/SH)       DATE      0%        5%          10%
    ----------------------------  -------   ------------   --------   ----------   ---     -------     --------
    Lowell Harwood..............       0         N/A            N/A          N/A   $ 0     $     0     $      0
    Brett Harwood...............  50,000        59.5%      $ 6.4625    6/14/2000   $ 0     $51,738     $150,962
    Sanford Harwood.............       0         N/A            N/A          N/A   $ 0     $     0     $      0
    Dan Jeremitsky..............  10,000        11.9%      $  5.875    6/14/2000   $ 0     $16,231     $ 35,867
    John Hogan..................  10,000        11.9%      $  5.875    6/14/2000   $ 0     $16,231     $ 35,867

     No options were exercised by any executive officer or director during the fiscal year ended December 31, 1995 and the ten months ended December 31, 1994. The following table reflects information with respect to options which have been granted to any of the above named officers:

                                                     NUMBER OF SHARES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED       IN-THE-MONEY-OPTIONS
                                                  OPTIONS AS OF 12/31/95           ON 12/31/95*
                                                 -------------------------   -------------------------
                       NAME                      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
    -------------------------------------------  -------------------------   -------------------------
    Lowell Harwood.............................     50,000/50,000              $229,062/229/062
    Sanford Harwood............................        50,000/                     $229,062/
    Brett Harwood..............................     39,400/40,600               $141,327/99,282
    Dan Jeremitsky.............................     8,000/12,000                $34,875/40,750
    John Hogan.................................     8,000/12,000                $34,875/40,750

---------------

* Based on the closing sales price of $8.50 on December 29, 1995, the last date in December on which shares traded on the Nasdaq National Market System (the "NMS").

                                EXHIBIT INDEX


EXHIBIT NO.  DOCUMENT
-----------  --------
Exhibit 1    Agreement and Plan of Merger dated as of December 6, 1996 among
             Square Industries, Inc., Central Parking Corporation and Central
             Parking System -- Empire State, Inc.
Exhibit 2    Pages 2-7 and 11-13 of the Company's Proxy Statement dated July
             17, 1996.
Exhibit 3    Square Industries, Inc. Executive Severance Pay Plan
Exhibit 4    Form of Employment Agreement between Brett Harwood, Central
             Parking Corporation and Central Parking System, Inc.
Exhibit 5    Escrow Agreement dated December 6, 1996 among Square Industries,
             Inc., Central Parking Corporation and American National Bank and
             Lowell Harwood and Sanford Harwood.
Exhibit 6    Agreement to Support Transaction dated December 6, 1996 among
             Central Parking, Central Parking System -- Empire State, Inc.,
             Lowell Harwood, Mrs. Lowell Harwood, Sanford Harwood, Brett
             Harwood, Mrs. Brett Harwood, Brett Harwood as custodian and trustee for his minor children, Leslie Harwood Ehrlich, Craig
             Harwood, Scott Harwood and Scott Harwood as custodian for his minor children.
Exhibit 7    Form of Confidentiality and NonCompete Agreement between Lowell
             Harwood, Sanford Harwood, Leslie Harwood Ehrlich, Central Parking
             Corporation and Central Parking System -- Empire State, Inc.
Exhibit 8    Form of Consultancy Agreement between Lowell Harwood and Central
             Parking System, Inc.
Exhibit 9    Form of Consultancy Agreement between Sanford Harwood and Central
             Parking System, Inc.
Exhibit 10   Confidentiality Agreement dated July 10, 1996 between Square
             Industries, Inc. and Central Parking Corporation.
Exhibit 11   Letter to Shareholders of Square Industries, Inc. dated December
             13, 1996.
Exhibit 12   Press Release issued by Square Industries, Inc. dated December 9,
             1996.
Exhibit 13   Opinion, dated December 6, 1996, of The Blackstone Group L.P.